Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, the ‘Company’ or the ‘Group’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE

SECOND QUARTER AND HALF YEAR ENDED 31 JULY 2017 AND

OPERATIONAL PROGRESS

•	Conference Call Scheduled for 1:00pm BST / 8:00am EDT

Oxford, UK, 31 August 2017 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the second quarter and half year ended 31 July 2017.

Mr Glyn Edwards, Chief Executive Officer of Summit, commented: “It has been a strong first half of the year with progress being made across all areas of the business. Ezutromid, our lead utrophin modulator for DMD, achieved an important development milestone following completion of enrolment into our clinical trial called PhaseOut DMD, triggering a $22 million payment from our licence and collaboration partner Sarepta Therapeutics. PhaseOut DMD aims to show proof of concept for ezutromid, and we look forward to reporting 24-week data from the trial in the first quarter of 2018.

“Ridinilazole, our highly selective and potent antibiotic for the treatment of C. difficile infection, also continues to progress as we prepare the asset to start Phase 3 clinical trials in the first half of 2018. We believe ridinilazole can become a new, urgently needed frontline therapy for this serious infectious disease.

“We look forward to an exciting and important period ahead as we continue advancing these two assets that have the potential to improve the quality of life of patients and families living with DMD and CDI.”

Utrophin Modulation Programme for DMD

Ezutromid - Highlights

•	Completed enrolment into PhaseOut DMD in May 2017, which triggered a $22.0 million development milestone payment as part of Summit’s licence and collaboration agreement with Sarepta Therapeutics, Inc (‘Sarepta’). PhaseOut DMD is a 48-week, open label Phase 2 clinical trial that has enrolled 40 patients at sites in the UK and US. The trial aims to establish proof of concept of ezutromid and is evaluating a range of muscle structure, muscle health and functional endpoints.

•	Expecting to report full 24-week data analysis from PhaseOut DMD in Q1 2018. This data set will include 24-week biopsy data from all patients who provide a 24-week biopsy sample (approximately 20 patients). In addition, Summit expects to report 24-week MRI and functional data from all 40 patients in the trial. Top-line data from the complete 48-week clinical trial are expected in Q3 2018.

CDI Programme

Ridinilazole - Highlights

•	Presented preclinical data at ASM Microbe 2017, including data showing that ridinilazole was very active against all 200 clinical isolates of C. difficile and was more potent than the marketed broad-spectrum antibiotics vancomycin and metronidazole. In addition, it was reported that a low-level, stable ridinilazole mutant resistant strain was developed to help further elucidate ridinilazole’s mechanism of action.

•	Exploring various funding options for the Phase 3 development programme as the Company seeks to maximize the value of ridinilazole. These possible options include entering into a collaboration with a third party and/or securing meaningful non-dilutive funding from government entities and philanthropic, non-government and not for profit organisations.

•	Planning to report data from an exploratory Phase 2 clinical trial evaluating ridinilazole against the antibiotic fidaxomicin later this year. A key objective of the trial is to determine the relative impact on the patients’ microbiomes following treatment with ridinilazole compared to fidaxomicin.

Operational Highlights

•	Strengthened R&D team with Chief Operating Officer Dr David Roblin expanding his role to include serving as Chief Medical Officer and the appointments of Dr Anne Heatherington as Head of Clinical Development & Quantitative Sciences and Dr Dave Powell as Head of Research. These appointments, announced in May 2017, will help ensure the Company has the leadership, depth of knowledge and expertise needed to support its clinical and preclinical pipeline.

Financial Highlights

•	Cash and cash equivalents at 31 July 2017 of £28.3 million compared to £28.1 million at 31 January 2017.

•	Cash balance at 31 July 2017 reflects receipt of $22.0 million (£17.2 million) development milestone payment from Sarepta during the three months ended 31 July 2017.

•	Profit for the six months ended 31 July 2017 of £6.2 million compared to a loss of £11.9 million for the six months ended 31 July 2016 (adjusted).

Conference Call and Webcast Information

Summit will host a conference call and webcast to review the financial results for the second quarter and half year ended 31 July 2017 today at 1:00pm BST / 8:00am EDT. To participate in the conference call, please dial +44(0)20 3427 1916 (UK and international participants) or +1 212 444 0412 (US local number) and use the conference confirmation code 9691365. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the completion of the call.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Jessica Hodgson / Philippa Gardner / Rosie Philips	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the development and potential commercialisation of our product candidates, the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential benefits and future operation of the collaboration with Sarepta including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2017. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

FINANCIAL REVIEW

Revenue

Revenue was £18.9 million for the three months ended 31 July 2017 compared to £nil for the three months ended 31 July 2016. Revenue was £20.7 million for the six months ended 31 July 2017 compared to £nil for the six months ended 31 July 2016. These increases were principally due to the receipt, and recognition in full, of a £17.2 million ($22.0 million) development milestone paid by Sarepta during the three months ended 31 July 2017, pursuant to Summit’s exclusive licence and collaboration agreement with Sarepta. In addition, £1.7 million relating to the upfront payment of £32.8 million ($40.0 million) made by Sarepta in October 2016 was recognised in the three months ended 31 July 2017. To date an aggregate of £5.8 million of the upfront payment has been recognised while the remaining £27.0 million is classified as deferred revenue and will continue to be recognised as revenue over the development period.

Other Operating Income

There were no sources of other operating income during the three and six months ended 31 July 2017. Operating income recognised in comparative periods relates to the Innovate UK funding agreement, from which the Company withdrew in order to enable it to take advantage of more tax efficient opportunities related to research and development expenditure, and the Wellcome Trust funding agreement, for which all monies and income have been received and accounted for in connection with the completion of our CoDIFy Phase 2 clinical trial of ridinilazole.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £1.2 million to £6.6 million for the three months ended 31 July 2017 from £5.4 million for the three months ended 31 July 2016. Research and development expenses increased by £1.4 million to £11.6 million for the six months ended 31 July 2017 from £10.2 million for the six months ended 31 July 2016. These increases reflected the increased investment in the DMD programme and an increase in research and development related staffing costs, offset by a decrease in CDI clinical programme related activities.

General and Administration Expenses

General and administration expenses increased by £0.6 million to £2.5 million for the three months ended 31 July 2017 from £1.9 million for the three months ended 31 July 2016. General and administration expenses increased by £1.6 million to £4.9 million for the six months ended 31 July 2017 from £3.3 million for the six months ended 31 July 2016. These increases were primarily due to a net negative movement in exchange rate variances and increased staff-related costs, offset by a decrease in legal and professional fees.

Finance Costs

Following an International Financial Reporting Standards Interpretations Committee agenda decision in May 2016 on the application of International Accounting Standards 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’, the Company changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US not for profit organisations for the year ended 31 January 2017. See Note 1 – ‘Change in accounting policy in respect of July 2016 comparatives’ below. This change in accounting policy has been reflected retrospectively in the comparative financial statements for the three and six months ended 31 July 2016. Finance costs relate to the subsequent re-measurement of the financial liability recognised in respect of income arrangements and the unwinding of the discounts associated with the liabilities. Finance costs remained consistent at £0.2 million for the three months ended 31 July 2017 and for the three months ended 31 July 2016 (adjusted). Finance costs remained consistent at £0.4 million for the six months ended 31 July 2017 and for the six months ended 31 July 2016 (adjusted).

Taxation

The income tax credit increased by £0.2 million to £1.3 million for the three months ended 31 July 2017 from £1.1 million for the three months ended 31 July 2016. The income tax credit increased by £0.5 million to £2.5 million for the six months ended 31 July 2017 from £2.0 million for the six months ended 31 July 2016. These increases were as a result of increased expenditure on research and development.

Profit / (Loss)

Total comprehensive income for the three months ended 31 July 2017 was £10.9 million with a basic earnings per share of 18 pence compared to a total comprehensive loss of £6.4 million for the three months ended 31 July 2016 (adjusted) and a basic loss per share of 10 pence. Total comprehensive income for the six months ended 31 July 2017 was £6.2 million with a basic earnings per share of 10 pence compared to a total comprehensive loss of £11.8 million for the six months ended 31 July 2016 (adjusted) and a basic loss per share of 19 pence.

Cash Flows

Operating Activities

For the six months ended 31 July 2017, the Company generated £1.5 million in cash from operating activities. This compares to net cash used in operating activities of £9.5 million for the six months ended 31 July 2016 (adjusted). This net movement of £11.0 million was primarily driven by the receipt of a £17.2 million ($22.0 million) development milestone payment from Sarepta, offset by an increase of £3.0 million in research and development expenses and general and administration expenses and a decrease of £3.1 million in research and development tax credits received due to timing, as the Company expects to receive this year’s research and development tax credit payment in the next quarter.

Investing Activities

Net cash used in investing activities for the six months ended 31 July 2017 and the six months ended 31 July 2016 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property, plant and equipment. Amounts paid to acquire property, plant and equipment during the six months ended 31 July 2017 relate to the Company’s relocation of its UK offices, for which the Company signed a ten-year lease in February 2017.

Financing Activities

Net cash inflow from financing activities for the six months ended 31 July 2017 relates to proceeds of £0.03 million received following the exercise of warrants and the exercise of share options. For the six months ended 31 July 2016, the Company received net proceeds of £0.11 million following the exercise of warrants and share options.

Financial Position

As at 31 July 2017, cash and cash equivalents were £28.3 million compared to £28.1 million as at 31 January 2017.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

31 August 2017

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 July 2017

		Three months ended 31 July 2017	Three months ended 31 July 2017	Three months ended 31 July 2016
				Adjusted*
	Note	$000s	£000s	£000s
Revenue	2	25,009	18,952	—
Other operating income		—	—	13
Operating expenses
Research and development		(8,720)	(6,608)	(5,399)
General and administration		(3,284)	(2,488)	(1,910)

Total operating expenses		(12,004)	(9,096)	(7,309)

Operating profit / (loss)		13,005	9,856	(7,296)
Finance income		1	1	2
Finance costs		(289)	(219)	(210)

Profit / (loss) before income tax		12,717	9,638	(7,504)
Income tax		1,693	1,283	1,076

Profit / (loss) for the period		14,410	10,921	(6,428)
Other comprehensive income / (loss)
Exchange differences on translating foreign operations		9	7	21

Total comprehensive income / (loss) for the period		14,419	10,928	(6,407)

Basic earnings / (loss) per Ordinary Share from operations	3	23 cents	18 pence	(10)pence

Diluted earnings / (loss) per Ordinary Share from operations	3	22 cents	17 pence	—

* See Note 1 – ‘Change in Accounting Policy in respect of July 2016 comparatives‘

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the six months ended 31 July 2017

		Six months ended 31 July 2017	Six months ended 31 July 2017	Six months ended 31 July 2016
				Adjusted*
	Note	$000s	£000s	£000s
Revenue	2	27,289	20,680	—
Other operating income		—	—	72
Operating expenses
Research and development		(15,364)	(11,643)	(10,204)
General and administration		(6,496)	(4,922)	(3,342)

Total operating expenses		(21,860)	(16,565)	(13,546)

Operating profit / (loss)		5,429	4,115	(13,474)
Finance income		3	2	5
Finance costs		(585)	(443)	(404)

Profit / (loss) before income tax		4,847	3,674	(13,873)
Income tax		3,280	2,486	2,011

Profit/(loss) for the period		8,127	6,160	(11,862)
Other comprehensive income / (loss)
Exchange differences on translating foreign operations		(11)	(8)	16

Total comprehensive income / (loss) for the period		8,116	6,152	(11,846)

Basic earnings / (loss) per Ordinary Share from operations	3	13 cents	10 pence	(19)pence

Diluted earnings / (loss) per Ordinary Share from operations	3	13 cents	10 pence	—

* See Note 1 – ‘Change in Accounting Policy in respect of July 2016 comparatives’

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 31 July 2017

	31 July 2017 $000s	31 July 2017 £000s	31 January 2017 £000s
ASSETS
Non-current assets
Goodwill	876	664	664
Intangible assets	4,526	3,430	3,470
Property, plant and equipment	739	560	116

	6,141	4,654	4,250
Current assets
Prepayments and other receivables	1,818	1,378	1,027
Current tax receivable	9,019	6,835	4,248
Cash and cash equivalents	37,333	28,291	28,062

	48,170	36,504	33,337

Total assets	54,311	41,158	37,587

LIABILITIES
Non-current liabilities
Deferred revenue	(26,602)	(20,159)	(23,615)
Financial liabilities on funding arrangements	(8,395)	(6,362)	(5,919)
Provisions for other liabilities and charges	(198)	(150)	(85)
Deferred tax liability	(745)	(565)	(565)

	(35,940)	(27,236)	(30,184)
Current liabilities

Trade and other payables	(4,632)	(3,510)	(3,984)
Deferred revenue	(9,121)	(6,912)	(6,912)

	(13,753)	(10,422)	(10,896)

Total liabilities	(49,693)	(37,658)	(41,080)

Net assets/(liabilities)	4,618	3,500	(3,493)

EQUITY
Share capital	817	619	618
Share premium account	61,299	46,453	46,420
Share-based payment reserve	7,842	5,943	5,136
Merger reserve	(2,564)	(1,943)	(1,943)
Special reserve	26,383	19,993	19,993
Currency translation reserve	55	42	50
Accumulated losses reserve	(89,214)	(67,607)	(73,767)

Total equity/(deficit)	4,618	3,500	(3,493)

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the six months ended 31 July 2017

	Six months ended 31 July 2017	Six months ended 31 July 2017	Six months ended 31 July 2016
	$000s	£000s	Adjusted* £000s
Cash flows from operating activities
Profit / (loss) before income tax	4,847	3,674	(13,873)

	4,847	3,674	(13,873)
Adjusted for:
Finance income	(3)	(2)	(5)
Finance costs	585	443	404
Foreign exchange loss / (gain)	1,312	994	(60)
Depreciation	77	58	23
Amortisation of intangible fixed assets	5	4	5
Loss on disposal of assets	55	42	—
Research and development expenditure credit	—	—	(3)
Share-based payment	1,065	807	764

Adjusted profit / (loss) from operations before changes in working capital	7,943	6,020	(12,745)
(Increase) / decrease in prepayments and other receivables	(463)	(351)	135
(Decrease) / increase in trade and other payables	(630)	(478)	122
(Decrease) / increase in provisions for other liabilities and charges	(112)	(85)	12
Decrease in deferred revenue	(4,561)	(3,456)	—

Cash generated from / (used in) operations	2,177	1,650	(12,476)
Taxation (paid) / received	(135)	(102)	3,005

Net cash generated from / (used in) operating activities	2,042	1,548	(9,471)

Investing activities
Purchase of property, plant and equipment	(471)	(357)	(28)
Interest received	3	2	5

Net cash used in investing activities	(468)	(355)	(23)

Financing activities
Proceeds from exercise of warrants	13	10	107
Exercise of share options	32	24	3
Cash received from funding arrangements accounted for as financial liabilities	—	—	23

Net cash generated from financing activities	45	34	133

Increase/ (decrease) in cash and cash equivalents	1,619	1,227	(9,361)
Effect of exchange rates in cash and cash equivalents	(1,317)	(998)	53
Cash and cash equivalents at beginning of the period	37,031	28,062	16,304

Cash and cash equivalents at end of the period	37,333	28,291	6,996

*	See Note 1 – ‘Change in Accounting Policy in respect of July 2016 comparatives’

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Six months ended 31 July 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Profit for the period	—	—	—	—	—	—	6,160	6,160
Currency translation adjustment	—	—	—	—	—	(8)	—	(8)

Total comprehensive income for the period	—	—	—	—	—	(8)	6,160	6,152
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	—	24	—	—	—	—	—	24
Share-based payment	—	—	807	—	—	—	—	807

At 31 July 2017	619	46,453	5,943	(1,943)	19,993	42	(67,607)	3,500

Year ended 31 January 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29

Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379	—	—	—	—	1,379

At 31 January 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)

Six months ended 31 July 2016 (adjusted*)

Group	Share capital £000s	Share premium account £000s	Share- based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the period	—	—	—	—	—	—	(11,862)	(11,862)
Currency translation adjustment	—	—	—	—	—	16	—	16

Total comprehensive loss for the period	—	—	—	—	—	16	(11,862)	(11,846)
New share capital issued	2	105	—	—	—	—	—	107
Share options exercised	—	3	—	—	—	—	—	3
Share-based payment	—	—	764	—	—	—	—	764

At 31 July 2016	615	46,143	4,521	(1,943)	19,993	37	(64,258)	5,108

*	See Note 1 – ‘Change in Accounting Policy in respect of July 2016 comparatives’

NOTES TO THE FINANCIAL STATEMENTS

For the three and six months ended 31 July 2017

1. Basis of accounting

The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc and its subsidiaries (the ‘Group’) for the three and six months ended 31 July 2017 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Standards Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2017 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2017 (the ‘2017 Accounts’). The 2017 Accounts, on which the Group’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies following the 2017 Annual General Meeting.

The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRS as issued by the International Accounting Standards Board and adopted for use in the European Union, this announcement does not itself contain sufficient information to comply with IFRS.

The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialisation related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.

After review of the future operating costs of the business in conjunction with the cash held at 31 July 2017, management is confident about the Group’s ability to continue as a going concern and accordingly the interim financial statements have been prepared on a going concern basis.

The financial information for the three and six months ended 31 July 2017 and 2016 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 July 2017, in the Consolidated Statement of Comprehensive Income for the three and six months ended 31 July 2017 and in the Consolidated Statement of Cash Flows for the six months ended 31 July 2017 have been translated into US dollars at the rate on 31 July 2017 of $1.3196 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 31 August 2017.

Change in accounting policy in respect to July 2016 comparatives

Following an IFRIC agenda decision in May 2016 on the application of International Accounting Standard 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’, the Group changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US not for profit organisations during the year ended 31 January 2017.

In exchange for the funding provided, these arrangements require the Group to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the compound is not exploited. The IFRIC decision has clarified that such arrangements result in a financial liability. The estimate of the financial liability is initially recognised at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.

When determining the fair value on initial recognition, the significant assumptions in the model include the estimation of the timing and the probability of successful development leading to commercialisation of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing.

The financial liability is subsequently measured at amortised cost using a discounted cash flow model which calculates the risk adjusted present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and US not for profit organisations. The financial liability is re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The model will be updated for changes in the clinical probability of success and other associated assumptions with the discount factor to remain unchanged within the model.

Re-measurements of the financial liability are recognised in the Consolidated Statement of Comprehensive Income as finance costs. Grant income is recognised as other operating income in accordance with International Accounting Standard 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’, at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions.

This change in accounting policy has been reflected retrospectively in the comparative financial statements for the three and six months ended 31 July 2016. The opening position as at 1 February 2016 is in line with comparative amounts disclosed in the financial statements for the year ended 31 January 2017.

The impact of this change in accounting policy on the unaudited condensed consolidated interim financial statements is a reduction in other income historically recognised, a change in the level of accrued income accounted for as grant income and the recognition of a financial liability and finance costs associated with the unwinding of the discount.

Impact on Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	Original Three months ended 31 July 2016 £000	Adjusted Three months ended 31 July 2016 £000	Impact £000
Other operating income	17	13	(4)
Finance costs	—	(210)	(210)

	17	(197)	(214)

Impact on Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	Original Six months ended 31 July 2016 £000	Adjusted Six months ended 31 July 2016 £000	Impact £000
Other operating income	76	72	(4)
Finance costs	—	(404)	(404)

	76	(332)	(408)

Impact on Unaudited Condensed Consolidated Interim Statement of Cash Flows	Original Six months ended 31 July 2016 £000	Adjusted Six months ended 31 July 2016 £000	Impact £000
Loss before income tax	(13,465)	(13,873)	(408)
Adjusted for:
Finance costs	—	404	404
Decrease in prepayments and other receivables	154	135	(19)
Net cash used in operating activities	(9,448)	(9,471)	(23)
Cash received from funding arrangements accounted for as financial liabilities	—	23	23
Net cash generated from financing activities	110	133	23

2. Revenue

Analysis of revenue by category	Three months ended 31 July 2017 £000	Three months ended 31 July 2016 £000	Six months ended 31 July 2017 £000	Six months ended 31 July 2016 £000
Licence and collaboration agreement	18,952	—	20,680	—

	18,952	—	20,680	—

On 4 October 2016 the Group entered into an exclusive licence and collaboration agreement with Sarepta. Under the terms of the agreement, Summit received an upfront payment of $40.0 million (£32.8 million) from Sarepta. The terms of the agreement have been assessed and the Group believes the development services to be indistinguishable and thus the upfront payment has been initially reported as deferred revenue in the Consolidated Statement of Financial Position and is being recognised as revenue over the development period. Revenue recognised relating to the upfront payment was £1.7 million in the three months ended 31 July 2017 (three months ended 31 July 2016: £nil) and £3.4 million in the six months ended 31 July 2017 (six months ended 31 July 2016: £nil). In May 2017, the Group announced the first dosing of the last patient in its ongoing Phase 2 clinical trial of ezutromid which triggered a $22.0 million (£17.2 million) development milestone payment due to Summit under the agreement. The Group believes this development milestone has been achieved, hence the payment has met the recognition criteria of International Accounting Standard 18 ‘Revenue’, and has been recognised as revenue in full during the three months ended 31 July 2017.

3. Earnings / (Loss) per share calculation

The calculation of earnings/(loss) per share is based on the following data:

	Three months ended 31 July 2017	Three months ended 31 July 2016	Six months ended 31 July 2017	Six months ended 31 July 2016
		Adjusted*		Adjusted*
	000’s	000’s	000’s	000’s
Profit / (loss) for the period	£10,921	£(6,428)	£6,160	£(11,862)
Weighted average number of Ordinary Shares for basic earnings / (loss) per share	61,915	61,474	61,900	61,399
Effect of dilutive potential Ordinary Shares (share options and warrants)	2,881	—	1,918	—
Weighted average number of Ordinary Shares for diluted earnings / (loss) per share	64,796	—	63,818	—

Basic earnings / (loss) per Ordinary Share from operations	18 pence	(10) pence	10 pence	(19) pence
Diluted earnings / (loss) per Ordinary Share from operations	17 pence	—	10 pence	—

Basic earnings/(loss) per Ordinary Share has been calculated by dividing the profit/(loss) for the three and six months ended 31 July 2017 by the weighted average number of shares in issue during the three and six months ended 31 July 2017. Diluted earnings/(loss) per Ordinary Share has been calculated by adjusting the weighted average number of Ordinary Shares outstanding to assume conversion of all potentially dilutive Ordinary Shares. Potentially dilutive Ordinary Shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to the share options compared with the number of shares that would have been issued assuming the exercise of the share options.

International Accounting Standard 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or increase net loss per share. No diluted earnings/(loss) per share has been calculated for the three and six months ended 31 July 2016 as the Group reported a net loss and therefore the exercise of the share options would have the effect of reducing loss per Ordinary Share which is not dilutive.

4. Issue of share capital

On 22 February 2017, 50,000 Ordinary Shares were issued following the exercise of warrants at an exercise price of 20 pence per share. The issue of shares raised net proceeds of £10,000.

On 10 April 2017, 16,667 Ordinary Shares were issued following the exercise of options. The exercise of options raised net proceeds of £3,333.

On 27 June 2017, 19,425 Ordinary Shares were issued following the exercise of options. The exercise of options raised net proceeds of £20,396.

Following the exercise of the above warrants and share options, the number of Ordinary Shares in issue was 61,927,658.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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